                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                                 (RULE 13D-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
      RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(A)
                               (AMENDMENT NO. 1)*


                                 MOVIEFONE INC.
--------------------------------------------------------------------------------

                                (Name of issuer)

                 CLASS A COMMON STOCK, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of class of securities)

                                    624598108
     -----------------------------------------------------------------------
                                 (CUSIP number)

                             Frederick S. Downs, Jr.
                                 Vice President
                          Par Capital Management, Inc.
                        One Financial Center, Suite 1600
                                 (617) 526-8990
--------------------------------------------------------------------------------
            (Name, address and telephone number of person authorized
                     to receive notices and communications)

                                  April 2, 1998
     -----------------------------------------------------------------------
             (Date of event which requires filing of this statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13(d)-1(g), check the following box |_|.

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                       (Continued on the following pages)

                               (Page 1 of 9 Pages)

--------------------------------

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

--------------------                                  --------------------------
CUSIP NO.  624598108                                  Page 2 of 7 Pages
--------------------                                  --------------------------
================================================================================

     1    NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          PAR Investment Partners, L.P.

--------------------------------------------------------------------------------
     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) |_|
                                                                      (b) |X|

--------------------------------------------------------------------------------
     3    SEC USE ONLY

--------------------------------------------------------------------------------
     4    SOURCE OF FUNDS*

--------------------------------------------------------------------------------
     5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) or 2(e)
                                                                          |_|

--------------------------------------------------------------------------------
     6    CITIZENSHIP OR PLACE OF ORGANIZATION

          State of Delaware
--------------------------------------------------------------------------------
  NUMBER OF      7     SOLE VOTING POWER

   SHARES              220,000
                 ---------------------------------------------------------------
BENEFICIALLY     8     SHARED VOTING POWER

OWNED BY EACH          None
                 ---------------------------------------------------------------
  REPORTING      9     SOLE DISPOSITIVE POWER

   PERSON              220,000
                 ---------------------------------------------------------------
    WITH         10    SHARED DISPOSITIVE POWER

                       None

--------------------------------------------------------------------------------
    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          220,000 shares of Class A Common Stock

--------------------------------------------------------------------------------
    12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*
                                                                           |_|

--------------------------------------------------------------------------------
    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          4.2%
--------------------------------------------------------------------------------
    14    TYPE OF REPORTING PERSON *

          PN
================================================================================

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

--------------------                                  --------------------------
CUSIP NO.  624598108                                  Page 3 of 7 Pages
--------------------                                  --------------------------
================================================================================

     1    NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          PAR Group, L.P.

--------------------------------------------------------------------------------
     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) |_|
                                                                      (b) |X|

--------------------------------------------------------------------------------
     3    SEC USE ONLY

--------------------------------------------------------------------------------
     4    SOURCE OF FUNDS*

--------------------------------------------------------------------------------
     5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) or 2(e)
                                                                          |_|

--------------------------------------------------------------------------------
     6    CITIZENSHIP OR PLACE OF ORGANIZATION

          State of Delaware
--------------------------------------------------------------------------------
  NUMBER OF      7     SOLE VOTING POWER

   SHARES              220,000
                 ---------------------------------------------------------------
BENEFICIALLY     8     SHARED VOTING POWER

OWNED BY EACH          None
                 ---------------------------------------------------------------
  REPORTING      9     SOLE DISPOSITIVE POWER

   PERSON              220,000
                 ---------------------------------------------------------------
    WITH         10    SHARED DISPOSITIVE POWER

                       None

--------------------------------------------------------------------------------
    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          220,000 shares of Class A Common Stock

--------------------------------------------------------------------------------
    12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*
                                                                           |_|

--------------------------------------------------------------------------------
    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          4.2%
--------------------------------------------------------------------------------
    14    TYPE OF REPORTING PERSON *

          PN
================================================================================

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

--------------------                                  --------------------------
CUSIP NO.  624598108                                  Page 4 of 7 Pages
--------------------                                  --------------------------
================================================================================

     1    NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          PAR Capital Management, Inc.

--------------------------------------------------------------------------------
     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) |_|
                                                                      (b) |X|

--------------------------------------------------------------------------------
     3    SEC USE ONLY

--------------------------------------------------------------------------------
     4    SOURCE OF FUNDS*

--------------------------------------------------------------------------------
     5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) or 2(e)
                                                                          |_|

--------------------------------------------------------------------------------
     6    CITIZENSHIP OR PLACE OF ORGANIZATION

          State of Delaware
--------------------------------------------------------------------------------
  NUMBER OF      7     SOLE VOTING POWER

   SHARES              220,000
                 ---------------------------------------------------------------
BENEFICIALLY     8     SHARED VOTING POWER

OWNED BY EACH          None
                 ---------------------------------------------------------------
  REPORTING      9     SOLE DISPOSITIVE POWER

   PERSON              220,000
                 ---------------------------------------------------------------
    WITH         10    SHARED DISPOSITIVE POWER

                       None

--------------------------------------------------------------------------------
    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          220,000 shares of Class A Common Stock

--------------------------------------------------------------------------------
    12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*
                                                                           |_|

--------------------------------------------------------------------------------
    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          4.2%
--------------------------------------------------------------------------------
    14    TYPE OF REPORTING PERSON *

          CO
================================================================================

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.   SECURITY AND ISSUER.

          This Statement relates to the Class A common stock, par value $.01 ("Class A Common Stock"), of Moviefone Inc. (the "Issuer"). The principal executive offices of the Issuer are located at 4 World Trade Center, Suite 5280, New York, NY 10048.

ITEM 2.   IDENTITY AND BACKGROUND.

          No change.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS.

          Not applicable.

ITEM 4.   PURPOSE OF TRANSACTION.

          No change.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

          (a) On January 22, 1998, PIP, PAR Group and PAR Capital filed a
Schedule 13D reporting that PIP beneficially owned and PAR Group and PAR Capital may be deemed to beneficially own 277,000 shares of the Class A Common Stock of the Issuer. On March 13, 1998 and April 2, 1998, PIP sold 7,000 and 50,000 shares of Class A Common Stock of the Issuer, respectively. After such sales and as of the date of this statement, PIP beneficially owns and PAR Group and PAR Capital may be deemed to beneficially own 220,000 shares of the Class A Common Stock of the Issuer, representing approximately 4.2% of the number of shares of Class A Common Stock of the Issuer currently outstanding. The number of shares of Class A Common Stock of the Issuer believed to be outstanding as of March 25 1998, as reported in the Form 10-K of the Issuer for the year ending December 31, 1997 (which is the most recently available filing by the Issuer with the Commission) is 5,622,135 less 400,000 shares of Treasury Stock, bringing the total number of shares outstanding to 5,262,135.

          To the best knowledge of PIP, PAR Group and PAR Capital, none of PIP, PAR Group or PAR Capital, nor any officer or director of PIP, PAR Group or PAR Capital beneficially owns any other shares of Class A Common Stock of the Issuer.

          (b) PIP, PAR Group and PAR Capital have sole voting and dispositive power with respect to the 220,000 shares of Class A Common Stock of the Issuer.

          (c) Except for the transactions reported in Item 5(a) above, to the best knowledge of PIP, PAR Group and PAR Capital, none of PIP, PAR Group and PAR Capital, nor any officer or director of PAR Capital has effected any transactions in the Class A Common Stock during the past 60 days.

          (d) Not applicable.

                                     5 of 7

          (e) Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          None.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

          None.


                                     6 of 7

                                    SIGNATURE

         After due inquiry, to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: April 22, 1998

                                 PAR INVESTMENT PARTNERS, L.P.
                                 By: PAR GROUP, L.P.
                                     its general partner
                                 By: PAR CAPITAL MANAGEMENT, INC.
                                     its general partner

                                 By: /s/ Frederick S. Downs, Jr., Vice President
                                     -------------------------------------------


                                 PAR GROUP, L.P.
                                 By: PAR CAPITAL MANAGEMENT, INC.,
                                     its general partner

                                 By: /s/ Frederick S. Downs, Jr., Vice President
                                     -------------------------------------------


                                 PAR CAPITAL MANAGEMENT, INC.

                                 By: /s/ Frederick S. Downs, Jr., Vice President
                                     -------------------------------------------



                                     7 of 7